UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

Investor Relations PRESS RELEASE

Grupo Televisa Appoints Salvi Folch as Interim CEO of its Cable Division

Mexico City, November 29, 2017– Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) today announced that Salvi Folch has been appointed interim Chief Executive Officer of Televisa’s cable division, replacing Adolfo Lagos, who passed away unexpectedly.

Mr. Folch joined the Company in 2000 and is currently Vice President of Strategic Planning at Televisa. Previously, he served as Chief Financial Officer of Grupo Televisa and has served as member of the Board of Directors since 2002.

“We are very fortunate that someone with Salvi’s deep financial and operational experience is able to quickly step in and lead the cable division on an interim basis, following the tragic loss of our friend and colleague Adolfo,” said Alfonso de Angoitia who, along with Bernardo Gómez, will assume the positions of Co-CEOs of Televisa on January 1, 2018. “Salvi is a trusted member of the Televisa family and well-known among our employees, business partners, and the investment community.  We are confident that he will provide strong leadership and continuity in driving the business forward.”

“On behalf of the Televisa Board of Directors and our entire team, I want to express our appreciation for the outpouring of support we have received during this difficult time.  We will continue to miss Adolfo tremendously, and his passion, his commitment and his friendship will serve as an inspiration for us,” said Mr. Gómez. “I want to thank Salvi for assuming this crucial role when we need it most.”

Biographical Information on Salvi Folch

Salvi Folch joined the Company in 2000 and is Vice President of Strategic Planning. Previously, he served as Chief Financial Officer of Grupo Televisa. He is a member of the Board of Directors of Grupo Televisa since 2002. Mr. Folch is former member of the Board of Directors and of the Executive Committees of Empresas Cablevision and of our other four cable operations. Mr. Folch is also former Vice President of Financial Planning of Grupo Televisa. Between 1989 and 2000, he held several positions in different agencies of the Mexican Government, including the Central Bank, the Ministry of Finance, and the Banking and Securities Commission. Mr. Folch obtained his bachelor degree in Economics in 1991 from the Instituto Tecnologico Autonomo de Mexico (ITAM) and obtained in 1994 an MBA from the London Business School.

Disclaimer
This press release contains forward - looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

www.televisair.com

Grupo Televisa, S.A.B.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: November 29, 2017	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel